September 23, 2005

VIA EDGAR

Mr. Russell Mancuso, Branch Chief

Mr. Donald C. Hunt, Attorney-Advisor

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	A-Max Technology Limited (Registration No. 333-128297)

Dear Mr. Mancuso and Mr. Hunt:

On behalf of our client, A-Max Technology Limited, a company organized under the laws of Bermuda (the “Company”), we are filing herewith the revised exhibits 5.1, 8.1 and 8.2 as well as certain other exhibits to the Company’s Registration Statement on Form F-1 (the “Registration Statement”). We will also deliver to you 5 hard copies of the exhibits filed today.

The Company plans to file the Registration Statement containing a prospectus that includes non-Rule 430A information on or about September 27, 2005 and commence the road show shortly thereafter. In response to the comments from the staff of the Securities and Exchange Commission (the “Staff”) contained in the letter dated September 19, 2005, the Company will revise the referenced disclosure in the Registration Statement to be filed on or about September 27, 2005.

Set forth below are the Company’s responses to the comments contained in the letter dated September 19, 2005 from the Staff. The comments are repeated below and followed by the responses.

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Cover Art

1.	Please confirm that all products depicted on the prospectus cover represent products that you currently sell. Also tell us how you selected products to depict so that they objectively represent your product line.

As disclosed in the Registration Statement, the Company is a leading total solutions provider in the global portable digital audio player market. Currently, the Company sells primarily two types of portable digital players, namely, flash-based players and HDD-based players, and offers approximately 140 models of these types of players. The products depicted on the prospectus cover represent selected models of both flash-based and HDD-based players that the Company sells or has made available for immediate production and sale.

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Recent PRC Regulations, page 18

2.	Since this risk results in part from the activities of your COO, you should say so directly.

In response to the Staff’s comment, the Company will make the referenced disclosure in the Registration Statement to be filed on or about September 27, 2005.

Sale of Ordinary Shares by Certain Existing Shareholders, page 67

3.	Please disclose the date on which your existing shareholders consummated this transaction.

In response to the Staff’s comment, the Company will make the referenced disclosure in the Registration Statement to be filed on or about September 27, 2005.

Underwriting, page 96

Reserved ADSs, page 97

4.	We note your statement in response to prior comment 8 that “the Company and the Underwriters have not made any offers or solicitations and will not initiate any contact with prospective participants prior to a public filing of the registrant statement.” Please confirm that you will not make any offers or solicitations prior to the filing of a registration statement containing a prospectus that includes all non-Rule 430A information. This includes the price range and related information based on a bona fide estimate of the public offering price within that range.

The Company confirms with the Staff that the Company and the Underwriters have not made any offers or solicitations and will not initiate any contact with prospective participants prior to the filing of the Registration Statement containing a prospectus that includes all non-Rule 430A information.

Expenses Relating to This Offering, page 101

5.	We note the disclosure in your revised prospectus that expenses will be borne proportionately by the selling shareholders and you “unless otherwise agreed by us and the selling shareholders.” With a view toward disclosure, tell us whether you contemplate increasing or decreasing your proportion of the offering expenses. Also disclose when this determination will be made and what factors you will consider when making the determination.

The Company respectfully advises the Staff that the offering expenses will be borne proportionally by the Company and the selling shareholders. The Company will delete the referenced disclosure in the Registration Statement to be filed on or about September 27, 2005.

Exhibits

6.	Please file all employment agreements required by item 601(b)(10)(iii) of Regulation S-K, including those with Victor Chan, Yu Xiao Dong and Diana Chan mentioned on page 68.

The Company is filing the employment agreements with Victor Chan, Yu Xiao Dong and Diana Chan herewith, except that the amount of salary has been omitted from each employment agreement. Under Item 6B of Form 20-F, disclosure of executive compensation

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is required on an individual basis unless individual disclosure is not required in the Company’s home country and is not otherwise publicly disclosed by the Company. The Company is not required to disclose individual compensation under Bermuda law. Nor has it publicly disclosed such information. Accordingly, the Company believes that the amount of salary of each senior executive is not required to be disclosed.

7.	Please file signed and dated legal opinions.

The Company will file the signed and dated legal opinions on or about September 27, 2005 together with the Registration Statement containing the proposed price range.

8.	Opinions like exhibit 5.1 and 8.1 should not assume conclusions of law that are a requirement of the ultimate opinion. In this regard, we note your assumptions regarding the effect of other laws. See also rule 436(f).

According to Conyers Dill & Pearman (“Conyers”), the Company’s Bermuda counsel, it is not Conyers’ policy to remove the assumption “there is no provision of the law of any jurisdiction, other than Bermuda, which would have any implication in relation to the opinions expressed herein” from its opinion, because there may be laws of jurisdictions other than Bermuda in existence which could affect Conyers’ opinion. Further, Conyers has included this assumption in its opinions issued in connection with previous Nasdaq IPOs similar to this offering. Accordingly, Conyers would like to request the Staff’s consent to the non-deletion of this assumption from its opinions.

9.	Please file all remaining exhibits, and allow time for resolution of any additional comments regarding those exhibits.

The Company will file the remaining exhibits as soon as they are ready.

Exhibit 5.1

10.	Please tell us why assumption (d) in the third paragraph is appropriate. It is unclear why counsel cannot determine whether the resolutions are in effect.

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its form of opinion as indicated in Exhibit 5.1 filed herewith.

11.	Given counsel’s assumption in the paragraph numbered “2” regarding “when issued and paid for,” it is unclear why assumption (f) in the third paragraph is appropriate.

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its form of opinion as indicated in Exhibit 5.1 filed herewith.

12.	We note that the legal opinion states that it is “issued solely for the purposes of the filing of the Registration Statement and the offering of the Common Shares by the Company and is not to be relied upon in respect of any other matter.” Your registration statement must include an opinion on which investors can rely. Please revise so as not to imply that investors cannot rely on counsel’s opinion.

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its form of opinion as indicated in Exhibit 5.1 filed herewith.

13.	We note that the opinion in the paragraph numbered “3” is based solely upon a review of the register of members. If other factors affect the legal conclusions in the paragraph, it is

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unclear how this exhibit satisfies your obligation to file the opinion required by Regulation S-K Item 601(b)(5).

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its form of opinion as indicated in Exhibit 5.1 filed herewith.

Exhibit 8.1

14.	Please tell us why the definition of “Registration Statement” excludes exhibits and what the possible effect on the opinion could be.

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its form of opinion as indicated in Exhibit 8.1 filed herewith.

15.	Given the last sentence on the first page, please file an updated opinion that covers the form of prospectus in the registration statement when it is declared effective.

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its form of opinion as indicated in Exhibit 8.1 filed herewith.

16.	Based on the second paragraph on page 2, the opinion appears to cover only “certain” of the Bermuda tax matters you disclose. Please tell us which items are excluded from the opinion and why those exclusions are appropriate.

In response to the Staff’s comment, the Company’s Bermuda counsel has revised its form of opinion as indicated in Exhibit 5.1 filed herewith.

Exhibit 8.2

17.	Please file an opinion, regarding the tax consequences, not the accuracy of your disclosure.

In response to the Staff’s comment, the Company is filing a revised Exhibit 8.2 herewith.

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Please acknowledge receipt of these materials by file-stamping and returning the enclosed copy of this letter in the stamped, self-addressed envelope provided.

If you need additional copies or have any questions regarding the Registration Statement, please do not hesitate to call me at (852) 2912-2501 or Julie Gao at (852) 2912-2535.

Very truly yours,

/s/ John A. Otoshi

of LATHAM & WATKINS LLP

Enclosures

cc:	Victor Chan, Chairman and Chief Executive Officer, A-Max Technology Limited

Diana Chan, Chief Financial Officer, A-Max Technology Limited

David T. Zhang, Esq., Latham & Watkins LLP, Hong Kong

Z. Julie Gao, Esq., Latham & Watkins LLP, Hong Kong

Choo Lye Tan, Conyers Dill & Pearman, Hong Kong

Chris Lin, Simpson Thacher & Bartlett LLP, Hong Kong

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